SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                         THE SIRENA APPAREL GROUP, INC.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82966Q102
                              --------------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N.W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                       ------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                  March 2, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 82966Q102


1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

         American Industries, Inc.
         IRS Identification Number:  93-0331722


2.    Check the appropriate box if a member of a group     (a) / /
                                                           (b) /x/


3.    SEC USE ONLY


4.       Source of Funds

         WC, OO, BK


5.    Check box if disclosure of legal proceedings is required
      pursuant to Items 2(d) or 2(e)                          / /


6.    Citizenship or place of organization

      Oregon


7.    Sole Voting Power

         1,702,000*


8.    Shared Voting Power

         -0-










---------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims ownership of such shares.

9.    Sole Dispositive Power

         1,702,000*

10.       Shared Dispositive Power

         -0-

11.   Aggregate amount beneficially owned by each reporting person

         1,702,000*


12.   Check box if the aggregate  amount in row (11) excludes
      certain shares                                          /x/


13.   Percent of class represented by amount in row (11)

         36.6% percent*


14.   Type of Reporting Person

         CO
























---------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims ownership of such shares.

This  Amendment No. 4 to the Schedule 13D dated  January 5, 1996 (the  "Original
Schedule 13D"), as amended by Amendment No. 1 dated February 2, 1996, as amended by Amendment No. 2 dated April 18, 1996, as amended by Amendment No. 3 dated May 2, 1997, is being filed to amend Items 3 and 5 as follows:


Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         The funds used by American to purchase the shares held by it were provided by the general working capital funds of American and by funds advanced through a margin account with Black and Company, Inc., One Southwest Columbia Street, Portland, Oregon 97258, except that the funds used by American to purchase 12,000 shares on 02/19/99 and 100,000 shares on 03/02/99 were provided only from the general working capital funds of American.


Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interests in Securities of Issuer
------------------------------------------

         Since the filing of Amendment No. 3 to the Original Schedule 13D, American has purchased 172,000 shares of the issuer's Common Stock in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:


DATE          NUMBER OF SHARES          PRICE PER SHARE       AGGREGATE PRICE
----          ----------------          ---------------       ---------------

05/27/97          20,000                    $3.63               $72,503.00

10/13/98             100                    $3.88                   387.50

10/07/98          10,700                    $3.81               $40,793.75

10/12/98           6,700                    $3.69               $24,706.25

10/07/98           4,000                    $3.50               $14,000.00

10/08/98           3,500                    $3.47               $12,145.00

10/09/98          15,000                    $3.47               $52,031.25

02/19/99          12,000                    $5.4375             $65,250.00

03/02/99     100,000                        $5.875             $587,500.00
                                                               -----------

                                                    TOTAL      $869,316.75
                                                               ===========

         As a result of such acquisitions, American holds an aggregate of 1,702,000* shares of the issuer's Common Stock, representing approximately 36.6%* of the issuer's outstanding Common Stock, acquired for an aggregate consideration of $3,293,168.00.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 10, 1999              AMERICAN INDUSTRIES, INC.



                                    By:/s/Robert Savage
                                       ----------------------------------------
                                       Robert Savage, Vice President
                                       and Secretary






























---------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims ownership of such shares.